Exhibit 12.1

Computation of Ratios
First Potomac Realty Trust

	Nine months ended	Years ended December 31,
	September 30,
	2004	2003	2002	2001	2000	1999
Earnings

Income (loss) before Minority Interest, Equity in Affiliates	364,193	(11,404,313)	(4,310,513)	(2,633,304)	(171,069)	(1,771,857)

Plus
Fixed Charges	7,860,994	11,085,353	8,447,922	6,530,086	5,445,046	4,860,664
Distributions from Affiliates	—	2,728,207	258,361	121,695	108,552	—

Total Earnings	8,225,187	2,409,247	4,395,770	4,018,477	5,382,529	3,088,807

Fixed Charges

Interest Expense	7,844,370	11,074,922	8,431,981	6,515,208	5,431,231	4,847,517
Loss on debt retirement[1]	—	—	—	—	—	—
Interest component of rent expense	16,624	10,431	15,941	14,878	13,815	13,147
Capitalized interest	—	—	—	—	—	—
Preferred dividends	—	—	—	—	—	—

Total fixed charges	7,860,994	11,085,353	8,447,922	6,530,086	5,445,046	4,860,664

Ratio of Earnings to Fixed Charges	1.05	0.22	0.52	0.62	0.99	0.64

1Fixed charges exclude the $0.1 million and $4.6 million impacts arising from the write-off of deferred financing costs incurred during the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively.